UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2016

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 13, 2016, Sanofi made a definitive filing with the Securities and Exchange Commission of a consent solicitation statement and an accompanying WHITE consent card to be used to solicit consents from the stockholders of Medivation, Inc., a Delaware corporation (“Medivation”), for a number of proposals, the ultimate effect of which would have been to remove the eight incumbent members of Medivation’s Board of Directors and replace them with Sanofi’s nominees (the “June 13th Consent Solicitation”).

On July 5, 2016, Sanofi issued a press release announcing the withdrawal of the June 13th Consent Solicitation and confirming its entry into a confidentiality agreement with Medivation, under which Sanofi will be provided with due diligence access and confidential information regarding Medivation. Sanofi will not submit any written consents received from stockholders of Medivation in connection with the June 13th Consent Solicitation.

The press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release issued by Sanofi dated July 5, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 5, 2016	SANOFI

	By	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release issued by Sanofi dated July 5, 2016.